Filing by Wilmington Funds pursuant to Rule 425 under the Securities Act of 1933
The Wilmington Money Market Funds	Subject Companies: Wilmington Prime Money Market Fund and Wilmington Tax-Exempt Money Market Fund Investment Company Act File No: 811-05514 Securities Act File No: 033-20673

You should read the Combined Prospectus/Proxy-Information Statement relating to the fund mergers described below that will be filed with the Securities and Exchange Commission because it contains important information about the mergers. We expect to file this document with the SEC in late April or early May 2016.

Once the Combined Prospectus/Proxy-Information Statement is filed with the Securities and Exchange Commission, you may obtain a free copy of the document by visiting the SEC website at www.sec.gov. You may also obtain a free copy of the document by calling the Wilmington Funds at 1.800.836.2211. We expect to mail the document to Prime and Tax-Exempt Money Market Fund shareholders in June.

Planned actions in response to reform

SUMMARY

In July of 2014, the Securities and Exchange Commission (SEC) adopted significant amendments to the rules that govern money market mutual funds (MMFs). In response, we have carefully evaluated our MMF offerings relative to our clients’ needs and the implications of the SEC’s new amendments.

As a result, on March 15, 2016, the Board of Trustees of the Wilmington Funds approved a plan to merge the Wilmington Prime MMF and the Wilmington Tax-Exempt MMF into the Wilmington U.S. Government MMF.

No action is required of shareholders in any of these funds at this time. Shareholders in the Wilmington Prime MMF and Wilmington Tax-Exempt MMF will receive further communications as the planned mergers draw near.

A refresher: What is U.S. Money Market Mutual Fund Reform?

The SEC’s reforms change the way MMFs operate in an attempt to reduce their susceptibility to heavy redemptions during times of stress, and to increase the transparency of MMF risk, without negating the benefits currently afforded by MMFs. Key structural changes to MMFs include:

•	New distinctions between “retail” and “institutional” prime and tax-exempt MMFs. A “retail” MMF is defined as a MMF that has policies and procedures reasonably designed to limit beneficial owners of the fund to natural persons—i.e., human beings, as opposed to entities. Institutional investors, which are all investors other than “retail” investors, will no longer be permitted to invest in retail prime or retail tax-exempt MMFs. Retail investors may, however, still invest in institutional prime and institutional tax-exempt MMFs if they want exposure to a floating net asset value, as described in the next bullet.

•	Imposition of floating net asset value (NAV) share pricing on institutional prime and institutional tax-exempt MMFs,

which will likely result in the daily share prices of MMFs fluctuating along with changes in the market-based value of the funds’ investments. Institutional prime and institutional tax-exempt MMFs will be required to price and transact their shares at a floating NAV based on the market-based values of their portfolio securities, instead of a stable $1.00 per-share price they have historically used. Retail MMFs will continue to price and transact their shares using a stable, $1.00 share price.

•	New rules for liquidity fees and redemption gates, which may impact an investor’s ability to redeem shares, particularly in prime and tax-exempt MMFs. A liquidity fee is a fee that could be imposed on investors for redeeming MMF shares. A redemption gate is a temporary halt on redemptions, which prevents investors from redeeming shares. Prime and tax-exempt MMFs (both retail and institutional) are required to consider and impose liquidity fees and/or redemption gates under certain circumstances.

These three reforms go into effect on October 14, 2016. These reforms do not apply to U.S. Government MMFs and U.S. Treasury MMFs.

CONTINUED

©2016 Wilmington Trust Corporation and its affiliates. All rights reserved.	page 1 of 2

The Wilmington Money Market Funds

The plan for the Wilmington Funds

In response to the reform, we plan to continue to offer the Wilmington U.S. Government MMF and the Wilmington U.S. Treasury MMF, and these funds will not subject themselves to liquidity fees and redemption gates. We plan to merge the Wilmington Prime MMF and the Wilmington Tax-Exempt MMF into the Wilmington U.S. Government MMF.

This plan is reflected in the table below.

Pre-merger funds		Planned post-merger funds
Wilmington Prime MMF	>
Wilmington Tax-Exempt MMF	>	Wilmington U.S. Government MMF
Wilmington U.S. Government MMF	>

Wilmington U.S. Treasury MMF	>	Wilmington U.S. Treasury MMF

The planned merger of the Wilmington Prime MMF, which does not require shareholder approval, is expected to close in August of 2016.

The planned merger of the Wilmington Tax-Exempt MMF is subject to approval by shareholders. If the merger is approved, it is expected to close in August of 2016.

Why have we adopted this plan?

After careful consideration, we concluded that the primary objectives of our MMF shareholders are preservation of principal, ready liquidity, and an MMF’s availability for “sweep” accounts (where excess cash in a deposit, trust, custody, or brokerage account is automatically invested, or “swept”, into a MMF investment). The mergers are an efficient and shareholder-friendly way of achieving these objectives since the Wilmington U.S. Government MMF offers a stable NAV, will not be subject to liquidity fees and redemption gates, and will be available in sweep accounts.

We will continue to assess the impacts of MMF reform and evaluate our MMF offerings as the reforms go into effect and the industry adapts.

Disclosures

You could lose money by investing in a Wilmington money market fund. Although a money market fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee that it will do so. An investment in a Wilmington money market fund is not a deposit of M&T Bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Wilmington Funds Management Corporation, the Wilmington Funds’ investment adviser, has no legal obligation to provide financial support to the Funds, and you should not expect that Wilmington Funds Management Corporation or any of its affiliates will provide financial support to the Funds at any time.

Wilmington Trust® is a registered service mark. Wilmington Trust Corporation is a wholly owned subsidiary of M&T Bank Corporation. Investment management and fiduciary services are provided by Wilmington Trust Company, operating in Delaware only; Wilmington Trust, N.A., a national bank; and Manufacturers and Traders Trust Company (M&T Bank), member FDIC. Wilmington Trust Investment Advisers, Inc., a subsidiary of M&T Bank, is a SEC-registered investment adviser providing investment management services to Wilmington Trust and M&T affiliates and clients. Brokerage services, mutual funds services and other securities are offered by M&T Securities, Inc., a registered broker/dealer, wholly owned subsidiary of M&T Bank, and member of the FINRA and SIPC. Wilmington Funds are entities separate and apart from Wilmington Trust, M&T Bank, and M&T Securities.

ALPS Distributors, Inc., which is not affiliated with Wilmington Trust Corporation, is the distributor of the Wilmington Funds.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE

©2016 Wilmington Trust Corporation and its affiliates. All rights reserved.	page 2 of 2

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